

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

James Huang
Chief Executive Officer
Orion Biotech Opportunities Corp.
840 Research Parkway, STE
Oklahoma City, OK 73104

> **Re: Orion Biotech Opportunities Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 12, 2021**
> **File No. 333-253548**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 12, 2021

Exhibit 23.1, page II-3

1. Although the consent of your independent registered public accounting firm references their report dated February 23, 2021, the auditor's report on page F-2 is dated March 31, 2021. We also note that the date of the consent was not updated. Please obtain and file an updated consent that references the correct report date and the appropriate date the consent was signed.

 You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Accounting Branch Chief, at 202-551-3524 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing

cc: Christian O. Nagler